RECEIVED

2007 JUN -7 A 8:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

JUNE 04, 2007

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 – 9
Washington DC 20549
USA

07024224

SUPPL

Dear Sir,

UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 – 4804

In accordance with Rule 12g 3–2(b) of the Securities Exchange Act 1934 please find attached the following documents:

1. Certified true copy of the Annual General Meeting Resolution of United Bank for Africa Plc approving the issuance and allotment of shares to the shareholders of the Bank
2. Form CAC 2 reflecting the allotment of the shares
3. Form CAC 7 (particulars of Directors and of changes therein) filed with the Corporate Affairs Commission.

Thank you.

PROCESSED
JUN 1 3 2007
THOMSON
FINANCIAL

Yours faithfully,
Per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

CORPORATE AFFAIRS COMMISSION

WUSE ZONE 5 ABUJA

CORPORATE AFFAIRS COMMISSION

RECEIVED 2001 JUN -7 A 8:3 CORPORATE AFFAIRS COMMISSION

Form C. O. 7

RC NO 2457

C 56518

COMPANIES AND ALLIED MATERS DECREE 1990

CORPORATE AFFAIRS COMMISSION VERIFICATION FEB 2014 APPROVED BY Name........ Sign........

Corporate Affairs Commission Certified True Copy 21 FEB 2007 Name.......... Designation.......... Signature..........

Particulars of Directors and of any changes therein

Pursuant to Section 292 (4)

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC ~~LIMITED~~

Presented by: MICHAEL MADOGHWE, ESQ.

Name

Address C/O 7, YETUNDE BROWN STREET

IFAKO - GBAGADA, LAGOS

Particulars of Directors of UNITED BANK FOR AFRICA PLC

Limited

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
5, BABAFEMI OSOBA CRESCEMT, LEKKI, LAGOS	CHAIRMAN, UBA PLC DIRECTOR, SAKHAR INVESTMENT	1949	RESIGNED WITH EFFECT 1ST 2ND OF FEBRUARY, 2007
18A, MEKWUEN STREET IKOYI, LAGOS	GMD/CHIEF EXECUTIVE OFFICER, UBA PLC	1963	NO CHANGE
1, MCGREGOR ROAD IKOYI, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1953	RESIGNED WITH EFFECT ~~NO CHANGE~~ FROM 1/02/07
9, REMI SHOFULUWE STR MAGODO, GRA, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1955	NO CHANGE
1, IROCHE STREET LEKKI PHASE 1, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1959	NO CHANGE
44, ADEBAYO DOHERTY LEKKI PHASE !,LAGOS	EXECUTIVE DIRECTOR UBA PLC	1962	NO CHANGE
HOUSE M45, ROAD 22 VGC, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1965	NO CHANGE
3, SOLOMON CLOSE VICTORIA ISLAND LAGOS	EXECUTIVE DIRECTOR UBA PLC	1967	NO CHANGE
, MISSISSIPI CRESCENT, ABUJA	EXECUTIVE DIRECTOR UBA PLC	1956	NO CHANGE
25A, TONY EROMOSELE STR. PARKVIEW ESTATE	EXECUTIVE DIRECTOR UBA PLC,	1963	RESIGNED WITH EFFECT 8TH OF DECEMBER, 2006
2, ISLAND WAY DOLPHIN ESTATE, IKOYI	Non-EXECUTIVE DIRECTOR UBA PLC	1928	NO CHANGE

Corporate Affairs Commission
Certified True Copy
21 FEB

Signature { ______ Director
______ Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a separate statement attached to this return.

Reserve for binding

Particulars of Directors of ______________________________ Limited

Name (in the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
MR. KAYODE SOFOLA, SAN	NONE	NIGERIAN
MR. TONY O. ELUMELU, MFR	NONE	NIGERIAN
ALHAJI BELLO GARBA	NONE	NIGERIAN
GODWIN IZE-IYAMU	NONE	NIGERIAN
SUZANNE OLUFUNKE IROCHE	NONE	NIGERIAN
PHILLIPS ODUOZA	NONE	NIGERIAN
VICTOR OSADOLOR	NONE	NIGERIAN
CHIKA MATTHIAS MORDI	NONE	NIGERIAN
FAITH TUEDOR-MATTHEWS	NONE	NIGERIAN
JUNAID DIKKO	NONE	NIGERIAN
CHIEF ISRAEL OGBUE	NONE	NIGERIAN

Dated the 21ST day of FEBRUARY 200

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose direction or instruction the directors of the company are accustomed to decree.

"Former forename" and "Former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

Certified True Copy
FEB 2007
Name
Designation

Reserve for binding

CORPORATE AFFAIRS COMMISSION

(Established Under The Companies And Allied Matters Act 1990)
PLOT 565 NDOLA SQUARE, ZONE 5, ABUJA.

FORM CAC 2

STATEMENT OF SHARE CAPITAL AND RETURN OF ALLOTMENT OF SHARES

Pursuant to Section 35 (2) (d) & 129

₦71,700 = payable

RC NO.	2457

NAME OF COMPANY

UNITED BANK FOR AFRICA PLC

A. STATEMENT OF SHARE CAPITAL

THE NOMINAL SHARE CAPITAL OF THE ABOVE NAMED COMPANY IS:

SIX BILLION NAIRA	N	6,000,000,000

AMOUNT IN WORDS

DIVIDED INTO 12,000,000,000 OF N 50 KOBO EACH

B. RETURN OF ALLOTMENT OF SHARES

Number of shares allotted payable in cash:	
Nominal amount of shares so allotted:	
Amount paid or due and payable on each share:	
Number of shares allotted for consideration other than:	1,412,000,0000
Amount to be treated as paid on each such share:	
The consideration for which such shares have been allotted is as follows:	BONUS ISSUE 2006

Dated this 18TH day of 200 7

Director

Corporate Affairs Commission
Certified True Copy
22 MAY 2007
Name........
Designation........
Signature........

ASSESSMENT 22 MAY 2007 ASSESSED BY NAME

RECEIVED 2007 JUN -7 A 8:23 79556

CORPORATE AFFAIRS COMMISSION VERIFICATION 22 MAY 2007 APPROVED BY Name Sign

Corporate Affairs Commission Abuja Post - Incorporation TRANSFERRED 2007 Date Sign

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT 1990

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

At the Annual General Meeting of United Bank for Africa Plc duly convened and held on Wednesday January 31, 2007 at the Nnebisi Conference Centre, Grand Hotel, Nnebisi Road, Asaba, Delta State it was resolved that the Directors be and are hereby authorised to capitalize the sum of N706 million from the share premium of the Bank and accordingly that the sum be set free for distribution amongst the holders of the Ordinary Shares of the Bank in the Register of Members at the close of business on the 24th day of January 2007 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 1.412 billion of the unissued Ordinary Shares of 50 kobo each to be allotted and be credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share for every five shares then held and such new shares shall rank for all purposes pari-passu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the period ended 30th September, 2006

Dated this 31st day of January 2007

Corporate Affairs Commission
Certified True Copy
22 MAY 2007
Name
Designation
Signature

Corporate Affairs Commission
VERIFICATION
22 MAY 2007
APPROVED BY
Name
Signature

DIRECTOR

SECRETARY

CERTIFIED TRUE COPY

www.ubagroup.com

RC 2457

ZENITH BANK PLC

ZENITH

Branch CAC

Date 05-02-07

REVENUE CODE

CORPORATE AFFAIRS COMMISSION

DEPOSIT SLIP Nº 149808

Title of Account: **CORPORATE AFFAIRS COMMISSION**

Account Number: **6011318468**

Name of Depositor / Agent: MICHAEL M...

Name of Principal UNITED BANK FOR AFRICA PLC

Purpose of Payment: CTC OF ANNUAL RETURNS 2006

Total Amount in words: TWO THOUSAND NAIRA ONLY

CASH ONLY	CHEQUE DETAILS BANK	CHEQUE No.	NAIRA	KOBO
₦1000	2 pcs		2000	00
₦500				
₦200				
₦100				
₦50				
₦20				
₦10				
₦5				
₦1				
50k				
Other Coins				
Cheque Count				

TOTAL ₦ 2000 00

₦2,000

ZENITH BANK PLC
COUNTED
05 FEB 2007
NC No.
ABUJA

List Cheques Separately

NOTE: CUSTOMERS ARE INFORMED THAT THE BANK RESERVES THE RIGHT AT ITS DISCRETION TO POSTPONE PAYMENT OF CHEQUES DRAWN AGAINST UNCLEARED EFFECTS WHICH MAY HAVE BEEN CREDITED TO THE ACCOUNT

This deposit is subject to final Verification

THIS DEPOSIT SLIP ALSO SERVES AS REVENUE COLLECTOR'S RECEIPT

Commission

Productions Ltd, Lagos.

RECEIVED
2007 JUN -7 A 8:

CORPORATE AFFAIRS COMMISSION

(Established Under the Companies and Allied Matters Act 1, 1990)
PLOT 565, NDOLA SQUARE WUSE, ZONE 5, ABUJA

CORPORATE AFFAIRS COMMISSION
MARINA OFFICE
₦100 : 00

-2 A 8: 09

№ 164119

FORM CAC 10

FORM OF ANNUAL RETURNS

RC NO.	2457

ANNUAL RETURNS OF UNITED BANK FOR AFRICA PLC

In respect of the annual general meeting held on the 31ST day of JANUARY in the year 2007

1. Registered office address: 57, MARINA LAGOS
2. Situation of Register of members & Debenture holders: UBA REGISTRARS LTD, 97/105, BROAD STR, LAGOS
3. Particulars of Directors

Surname:	SOFOLA		
Others Names:	KAYODE		
Nationality:	NIGERIAN	Age; ADULT	Years;
Residential Address (in case of a corporation the registered or principal office)	NO. 5, BABAFEMI OSOBA CRESCENT		
	VICTORIA ISLAND		
	City; LAGOS	State; LAGOS	

Surname:	ELUMELU		
Others Names:	TONY ONYEMAECHI		
Nationality:	NIGERIAN	Age; ADULT	Years;
Residential Address (in case of a corporation the registered or principal office)	18A, MEKWUEN STREET, IKOYI		
	City; LAGOS	State; LAGOS	

Surname:	GARBA		
Others Names:	BELLO		
Nationality:	NIGERIAN	Age; ADULT	Years;
Residential Address (in case of a corporation the registered or principal office)	NO. 1, McGREGOR ROAD		
	IKOYI		
	City; LAGOS	State; LAGOS	

Surname:	IZE-IYAMU		
Others Names:	GODWIN		
Nationality:	NIGERIAN	Age;	Years;
Residential Address (in case of a corporation the registered or principal office)	NO. 9, REMI SHOFOLUWE STREET		
	MAGODO GRA		
	City; LAGOS	State; LAGOS	

Certified True Copy 05 FEB 2007

05 FEB 2007

TR 149809 of 05/02/07 for ₦1000

(Established Under The Companies And Allied Matters Act 1990)
PLOT 565, NDOLA SQUARE WUSE ZONE 5, ABUJA.

UBA-204-02
HOUSE

CORPORATE AFFAIRS COMMISSION CAC

81 - 9 041 79555

ATE AFFAIRS COMMISSION
ARINA OFFICE
4100 : 00

FORM CAC 2

STATEMENT OF SHARE CAPITAL AND RETURN OF ALLOTMENT OF SHARES

Pursuant to Section 35 (2) (d) & 129

RC NO.	2457

BEST AVAILABLE COPY

NAME OF COMPANY

UNITED BANK FOR AFRICA PLC

BEST AVAILABLE COPY

A. STATEMENT OF SHARE CAPITAL

THE NOMINAL SHARE CAPITAL OF THE ABOVE NAMED COMPANY IS:

SIX BILLION NAIRA — N 6,000,000,000

AMOUNT IN WORDS

DIVIDED INTO 12,000,000,000 OF N 50 KOBO EACH

B. RETURN OF ALLOTMENT OF SHARES

Number of shares allotted payable in cash:	1,412,000,000
Nominal amount of shares so allotted:	
Amount paid or due and payable on each share:	
Number of shares allotted for consideration other than:	
Amount to be treated as paid on each such share:	
The consideration for which such shares have been allotted is as follows:	BONUS ISSUE 2006

Dated this 18TH **day of** MAY **200** 7

Director

				shares allotted	shares
1.					
Name					
Address:					
City:		State:			

2.					
Name					
Address:					
City:		State:			

3.					
Name					
Address:					
City:		State:			

4.					
Name					
Address:					
City:		State:			

5.					
Name					
Address:					
City:		State:			

6.					
Name					
Address:					
City:		State:			

SIGNATURE ______________
(Director)

Presented for filing by:

NAME	MICHAEL MADOGHWE	ACCR. NO.	NBA/IND/9562
ADDRESS:	7, YETUNDE BROWN STR; IFAKO-GBAGADA	E-MAIL:	chiamanda245@yahoo.com
TELEPHONE NO:	08023126497 ; 01-8519213	DATE:	18-05-2007

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT 1990

PUBLIC COMPANY LIMITED BY SHARES

ORDINARY RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

At the Annual General Meeting of United Bank for Africa Plc duly convened and held on Wednesday January 31, 2007 at the Nnebisi Conference Centre, Grand Hotel, Nnebisi Road, Asaba, Delta State it was resolved that the Directors be and are hereby authorised to capitalize the sum of N706 million from the share premium of the Bank and accordingly that the sum be set free for distribution amongst the holders of the Ordinary Shares of the Bank in the Register of Members at the close of business on the 24th day of January 2007 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 1.412 billion of the unissued Ordinary Shares of 50 kobo each to be allotted and be credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share for every five shares then held and such new shares shall rank for all purposes pari-passu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the period ended 30th September, 2006

Dated this day of 2007

---------------------------------- ----------------

DIRECTOR **SECRETARY**

CERTIFIED TRUE COPY

END